UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER:
000-28926

NOTIFICATION OF LATE FILING

(Check One):☐Form 10-K  ☐ Form 20-F  ☐ Form 11-K ☒Form 10-Q
☐Form N-SAR ☐Form 10-D ☐Form N-CSR

For Period Ended:        September 30, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
ePlus inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
13595 Dulles Technology Drive
Address of Principal Executive Office (Street and Number)
Herndon, Virginia 20171-3413
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2007 by November 14, 2007, the prescribed due date, and does not expect that such filing will be made by the November 20, 2007 extended deadline.  The Company requires additional time to prepare its consolidated financial statements for the year ended March 31, 2007, and for the quarters ended June 30, 2007 and September 30, 2007.  The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 as soon as practicable once the Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (“Fiscal Year 2007 Form 10-K”) and June 30, 2007 Form 10-Q have been filed with the SEC.

As previously reported in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (“Fiscal Year 2006 Form 10-K”) and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 (collectively, the “Fiscal Year 2007 Forms 10-Q”), the Audit Committee commenced a review and assessment of stock option grants by the Company and engaged independent legal counsel and outside accounting advisors to assist in this effort.  Accordingly, in the Fiscal Year 2006 Form 10-K, the Company restated its previously issued financial statements for the fiscal years ended March 31, 2004 and 2005, as well as previously reported interim financial information, to reflect, among other things, additional non-cash charges for stock-based compensation expense.  The Fiscal Year 2006 Form 10-K was filed with the SEC on August 16, 2007. As a result of the delay in preparing and filing the Fiscal Year 2006 Form 10-K and Fiscal Year 2007 Forms 10-Q, the Company has been delayed in filing its Fiscal Year 2007 Form 10-K and its fiscal year 2008 Forms 10-Q.

 (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven J. Mencarini (Name)	703 (Area Code)	984-8400 (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒No

Annual Report on Form 10-K for the fiscal year ended March 31, 2007

Quarterly Report on Form 10-Q for the period ended June 30, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
ePlus inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2007                                                       By:/s/ Steven J. Mencarini

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).